October 8, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: David Lin, Staff Attorney

Re:	Victory Capital Holdings, Inc. Registration Statement on Form S-3 Filed September 24, 2021 File No. 333-259784

Dear Mr. Lin:

Reference is made to the Registration Statement on Form S-3 filed by Victory Capital Holdings, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 24, 2021 (File No. 333-259784) (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on October 13, 2021 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions related to this letter or if you require any additional information, please contact David K. Boston or Danielle Scalzo of Willkie Farr & Gallagher LLP at (212) 728-8625 or (212) 728-8620, respectively. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Victory Capital Holdings, Inc.

By:	/s/ David C. Brown
Name: David C. Brown
Title: Chairman and Chief Executive Officer

Via E-mail:

cc:	David K. Boston

Danielle Scalzo

Willkie Farr & Gallagher LLP